

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

October 6, 2009

By U.S. mail and facsimile

Dr. Robin L. Smith, MD
Chief Executive Officer
NeoStem, Inc.
420 Lexington Avenue, Suite 450
New York, NY 10170

Re: NeoStem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-33650

Dear Dr. Smith:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                                Sincerely,

                                                Tia Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel and
                                                Health Care Services